1. Name and Address of Reporting Person
   Nocito, Michael F.
   55 East Camperdown Way
   Post Office Box 1028
   Greenville, SC 29602-1028
2. Issuer Name and Ticker or Trading Symbol
   Bowater Incorporated (BOW)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              54.04 <F1>       D
Common Stock                                                                              3284.64 <F2>     I           401 (k) Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $34.875                                              01/17/2006 Common                      10000    D
(right to buy)                                                                 Stock
Stock Option   $41.875                                              01/22/2007 Common                      10000    D
(right to buy)                                                                 Stock
Stock Option   $47.025  01/29/2002 A         10000       01/29/2003 01/29/2012 Common  10000    $0.0000    10000    D
(right to buy)                                           <F4>       <F3>       Stock
<F3>
Stock Option   $48                                                  01/25/2010 Common                      10000    D
(right to buy)                                                                 Stock
Stock Option   $48.9687                                             01/27/2008 Common                      10000    D
(right to buy)                                                                 Stock
Stock Option   $51.93                                               01/30/2011 Common                      10000    D
(right to buy)                                                                 Stock
Phantom Stock  $0 <F5>  10/01/2002 A         55.01        <F5>       <F5>      Common  55.01    $0.0000    806.01   D
 Units <F5>                                                                    Stock
Stock          $39.78                                               02/22/2009 Common                      1000     D
Appreciation                                                                   Stock
Right
Stock          $41.0312                                             01/26/2009 Common                      10000    D
Appreciation                                                                   Stock
Right
Stock          $54.84                                               05/10/2010 Common                      16600    D
Appreciation                                                                   Stock
Right

Explanation of Responses:

<F1>
Shares included in column 5 that represent an increase from the last report filed by the reporting person and are not otherwise accounted for by a transaction on this form were allocated under the Company's Dividend Reinvestment Plan.
<F2>
Shares included in column 5 that represent an increase from the last report filed by the reporting person and are not otherwise accounted for by a transaction on this form were allocated under the Company's Salaried Employees Savings Plan as of the plan statement dated 12/31/2002. Additional securities may have accrued to the reporting person's account since that date. The account is subject to revisions in order to comply with requirements respecting nondiscrimination standards and limitations on contributions under the Internal Revenue code of 1986, as amended.
<F3>
These options were granted under the Company's 2000 Stock Option Plan. The Plan sets forth certain earlier expiration dates upon the option holder's termination of employment or cessation of Board service, as the case may be. In addition, the exercisability of outstanding options may be accelerated as approved by the committee administering the Plan, and will be accelerated upon the occurrence of certain specified "change in control" events, in which case the options will be automatically purchased by the Company at a defined acceleration price.
<F4>
One half of the options are exercisable on the noted date and the remaining half are exercisable one year later unless the exercisability is accelerated by the committee administering the Plan.
<F5>
These phantom stock units were allocated under the Company's Compensatory Benefits Plan (the "Plan") and will be settled (on a 1-for-1 basis) upon the reporting person's retirement, death, disability, or other termination of employment. Units included in column 9 that represent an increase from the last report filed by the reporting person and are not otherwise accounted for by a transaction on this form were allocated under the Plan as of October 1, 2002. Additional securities may have accrued to the reporting person's account since that date. The account is subject to revision in order to comply with requirements respecting nondiscrimination standards and limitations on contributions under the Internal Revenue Code of 1986, as amended.

SIGNATURE OF REPORTING PERSON
/s/ Michael F. Nocito

DATE
02/14/2003